UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:	A press release dated April 29, 2010, announcing the decisions taken at Turkcell's Annual General Assembly.

FOR IMMEDIATE RELEASE

TURKCELL ANNUAL GENERAL ASSEMBLY DECISIONS DATED APRIL 29, 2010

Istanbul, Turkey: April 29, 2010 – Turkcell (NYSE: TKC, ISE: TCELL), the leading communications and technology company in Turkey, announced today the following decisions taken at its Annual General Assembly:

1)
To amend Article 3 of the Company’s Articles of Association, entitled “Purpose and Subject Matter”, in line with Turkey’s Capital Markets Board’s decision dated 09/09/2009 and numbered 28/780, which rules that public companies can provide guarantees, pledges and mortgages, to third parties for them to carry out their ordinary business operationsonly if such third parties are  fully consolidated in the company’s financial statements.

2)
To remove the Board of Directors and elect Colin James Williams, Gulsun Nazli Karamehmet Williams, Mehmet Bulent Ergin, Alexey Eugenievich Khudyakov, Oleg Adolfovic Malis, Tero Erkki Kivisaari and Karin Eliasson for a period of three years (Between the Ordinary General Assembly dates).

3)
To determine the Board of Directors Members’ remuneration for the year 2010 whereas the Chairman will receive a net sum of €250,000 and each member of the Board will receive a net sum of €100,000 per annum to be effective from February 25, 2010 and for period of their service.

4)	To elect Hamit Sedat Eratalar and Ibrahim Alpay Demirtas as Turkcell’s statutory auditors for a year (Between the Ordinary General Assembly dates) and not to pay a fee.

5)
To approve Independent audit firm, “DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.”, which has been appointed with the Board of Directors resolution dated 18 December 2009 and numbered 695 to have an independent audit for 2010 and 2011 financial results.

6)
To permit the Board Members to, directly or on behalf of others, be active in areas falling within or outside the scope of the Company’s and to participate in companies operating in the same business and to perform other acts in compliance with Articles 334 and 335 of the Turkish Commercial Code”.

7)
Turkcell is to distribute cash dividends amounting to approximately TRY859,259,101 (approximately $580,423,602), representing a net and gross cash dividend of TRY0.3905723 (approximately $0.2638289) per ordinary share with a nominal value of TRY1 as per the Board of Directors’ proposal dated March 10, 2010, numbered 716.  In this context:

a)
As a result of the activities of our Company, pertaining to the period between January 1,  2009 and December 31,  2009, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué Serial: XI numbered  29, entitled “Communiqué Regarding the  Financial Reporting in Capital Markets” is TRY2,249,676,225 (approximately $1,519,640,790) and the commercial  profit calculated according to the provisions of Turkish Commercial Code is TRY2,905,002,344 (approximately $1,962,309,068).

b)
As the profit resulting from the disposal of immovable assets that has been included in the commercial profit for the year 2009 has been transferred to a special fund account in the following fiscal year due to 5/e article of Corporate Tax Law numbered 5520 and, as to be in accordance with the provisions set out in IAS 27 “Consolidated and Separate Financial Statements” profits and losses arising from transactions between companies included in consolidated financial statements are eliminated, the mentioned amount is not taken into consideration while determining the basis of dividend distribution.

c)
TRY1,716,713,549 (approximately $1,159,628,174) after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with the weekly bulletin of the CMB dated 25/01/2010-29/01/2010 and numbered 2010/4 and “Guide Of Preparation Dividend Distribution Table For Year 2009”  which was published by the CMB on 27 January 2010.

d)	As the ceiling designated in the Turkish Commercial Code (TCC) for first legal reserve has been reached by our Company; no first legal reserve shall be set aside.

e)
TRY1,716,713,549 (approximately $1,159,628,174) is the distributable dividend of the Company, pertaining to the year  2009 and TRY1,724,628,149 (approximately $1,164,974,432) calculated by adding TRY7,914,600 (approximately $5,346,258), which is the aggregate amount of the donations made during the year, to the above amount shall be taken as the first dividend basis.

f)
In accordance with the provisions declared in Capital Markets Board (“CMB”) Communiqué Serial: IV, No: 27 on “Principles Regarding Distribution of Dividends and Interim Dividends To Be Followed by the Publicly Held Joint Stock Corporations Subject to Capital Market Law”, clauses set out in the articles of association of our company and the dividend distribution policy that was adopted by our Company with the Board of Directors resolution dated November 24, 2004 and made public; TRY344,925,630 (approximately $232,994,887), which is 20% of the first dividend basis, amounting to TRY1,724,628,149 (approximately $1,164,974,432) shall be distributed as the first cash dividend and the secondary reserve amounting to TRY74,925,910 (approximately $50,611,936) shall be separated from the rest of the net distributable current year profit:

i.	The total amount of TRY859,259,101 (approximately $560,691,094), which shall be distributed in cash, shall be distributed from extraordinary reserves;

ii.	As the total amount of TRY859,259,101 (approximately $580,423,602) as mentioned hereinabove, shall be distributed in cash and, has been obtained by the investment incentive utilized within the scope of the investments made during the period prior to April 24, 2003 and investment allowance withholding has been calculated on the same amount in this regard, it shall be distributed without any withholding tax deductions;

iii.
In this respect, an amount of TRY0.3905723 (approximately $0.2638289), net and gross, shall be paid in cash equally to our shareholders for each share, having a nominal value of TRY1 (One  Turkish Lira), the aggregate net amount of the cash dividend payment shall be TRY859,259,101 (approximately $580,423,602).

g)	TRY1,641,787,639 (approximately $1,109,016,238) which is the remainder of the current year’s distributable profit after the cash dividend distribution shall be:

i.	Regarded as extraordinary reserves and set aside within the Company;

ii.
The withholding tax deductions shall be applicable on the amount, which shall be transferred to the 2010 financial year as extraordinary reserves, in case such amount shall be subject to redistribution.

The cash dividend payment to our Company’s shareholders, shall commence on 17 May 2010 and shall continue for 15 days in İstanbul Head Office, Çiftehavuzlar, İzmir and Ankara branches of Finans Yatırım Menkul Değerler A.Ş. and also in Central Registry Agency located at Süzer Plaza Askerocağı Cad. No: 15 K: 2 34367 Elmadağ - Şişli İstanbul and shall be made in exchange of the dividend share denominations for the year 2009, provided that the physical shares held by the shareholders are registered by the Central Registry Agency and brokerage house authorized for keeping the shares.

* Based on Turkish Central Bank’s TRY/$ exchange rate of TRY1.4804  for April 29, 2010.

www.turkcell.com.tr

ABOUT TURKCELL
Turkcell is the leading communications and technology company in Turkey with 35.4 million postpaid and prepaid customers and a market share of approximately 56% as of December 31, 2009 (Source: the Authority).  Turkcell provides high quality data and voice services to approximately 70% of the Turkish population with its 3G and EDGE technology supported network.  Turkcell reported TRY 8.9 billion ($ 5.8 billion) net revenue for the year ended December 31, 2009 and its total assets reached TRY 14.0 billion ($ 9.3 billion) as of December 31, 2009. Turkcell is the only Turkish operator among the global operators to have implemented HSDPA+ and has become one of the first operators in the world to reach to 42.2 Mbps speed with its 3G network, as of March 5th 2010. Turkcell is a leading regional player and has interests in international mobile operations in Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine which, together with its Turkish operations, had approximately 62.7 million subscribers as of December 31, 2009. Turkcell has been listed on the NYSE and the ISE since July 2000 and is the only NYSE-listed company in Turkey and is among the top 15% companies listed on NYSE by its size.  51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Group, 13.07% by Sonera Holding, 2.32% by M.V. Group and 0.08% by others while the remaining 33.48% is free float. Read more at http://www.turkcell.com.tr/en

For further information please contact Turkcell

Corporate Affairs
Koray Öztürkler, Chief Corporate Affairs Officer
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Investors:	Media:
Nihat Narin, Investor Relations Tel: + 90-212-313-1244 Email: nihat.narin@turkcell.com.tr investor.relations@turkcell.com.tr	Filiz Karagul Tuzun, Corporate Communications Tel: + 90-212-313-2304 Email: filiz.karagul@turkcell.com.tr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 30, 2010	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 30, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations - Division Head